UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

April 28, 2010

ORDER GRANTING CONFIDENTIAL TREATMENT
UNDER THE SECURITIES ACT OF 1933

Alpha and Omega Semiconductor Limited

File No. 333-165823 - CF#24602

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       Alpha and Omega Semiconductor Limited submitted an application under Rule 406 requesting confidential treatment for information it excluded from the Exhibits to a Form F-1 registration statement filed on March 31, 2010, as amended.

       Based on representations by Alpha and Omega Semiconductor Limited that this information qualifies as confidential commercial or financial information under the Freedom of Information Act, 5 U.S.C. 552(b)(4), the Division of Corporation Finance has determined not to publicly disclose it. Accordingly, excluded information from the following exhibits will not be released to the public for the time periods specified:

Exhibit 10.6	through November 2, 2011
Exhibit 10.7	through August 1, 2010
Exhibit 10.8	through August 1, 2010
Exhibit 10.9	through September 12, 2010
Exhibit 10.10	through September 12, 2010
Exhibit 10.12	through October 16, 2014
Exhibit 10.16	through January 10, 2012
Exhibit 10.17	through January 10, 2012
Exhibit 10.18	through January 10, 2012

       For the Commission, by the Division of Corporation Finance, pursuant to delegated authority:

Daniel Morris
Special Counsel